Exhibit 8.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
Tokyo Lifestyle Limited	Hong Kong

REIWATAKIYA (MYS) SDN. BHD.	Malaysia

Shenzhen Qingzhiliangpin Network Technology Co., Ltd.	People’s Republic of China

RAKKISTAR HOLDING INC.	Ontario, Canada

Tokyo Lifestyle Holding Inc.	Delaware, USA

REIWATAKIYA BOS LLC	Massachusetts, USA

REIWATAKIYA NYC LLC	New York, USA